UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                 GLIATECH, INC.
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    37929C103
                                 ---------------
                                 (CUSIP Number)

                                  December 31, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 37929C103                                           Page 2 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SHAKER INVESTMENTS MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  OHIO

                           5        Sole Voting Power
 Number of                                  351,730
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   351,730
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            351,730

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    3.75%

12       Type of Reporting Person*

                 IA; PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37929C103                                           Page 3 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SHAKER INVESTMENTS, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  OHIO

                           5        Sole Voting Power
 Number of                                  351,730
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,152,552
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          1,152,552

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [ ]

11       Percent of Class Represented By Amount in Row (9)

                                   12.3%

12       Type of Reporting Person*

                 IA; CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


Item 1(a)           Name of Issuer:

                    Gliatech, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    23420 Commerce Park Road, Cleveland, Ohio 44122.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively the "Reporting Person"):

                    (i)  Shaker    Investments    Management,    L.P.   ("Shaker
                         Management") and

                    (ii) Shaker Investments, Inc. ("Shaker Investments")


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    (1) The address and principal business office of Shaker Management is 801 Tower East, 20600 Chagrin Boulevard, Cleveland, Ohio 44127.

                    (2) The address and principal business office of Shaker Investments is 801 Tower East, 20600 Chagrin Boulevard, Cleveland, Ohio 44127.

Item 2(c)           Citizenship:

                    (1)  Shaker Management is an Ohio limited partnership.

                    (2)  Shaker Investments is an Ohio corporation.

                                                              Page 5 of 10 Pages


Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         37929C103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                    (i) As of December 31, 1998, Shaker Management may be deemed to be the beneficial owner of 351,730 Shares held for the account of 2 private investment funds for which Shaker Management acts as the investment advisor.

                    (ii) As of  December 31,  1998,  Shaker  Investments  may be
                         deemed to be the beneficial owner of 1,152,552 Shares held for the account of 2 private investment funds and various managed accounts for which Shaker Investments acts as the investment advisor.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which Shaker Management may be deemed to be the beneficial owner constitutes approximately 3.75% of the total number of shares outstanding.

                    (ii) The number of Shares of which Shaker Investments may be deemed to be the beneficial owner constitutes approximately 12.3% of the total number of shares outstanding.

                                                              Page 6 of 10 Pages


Item 4(c)           Number of shares as to which such person has:

                                                  Shaker Management          Shaker Investments
                                                  -----------------          ------------------

(i)   Sole power to vote or to direct the vote:         351,730                   351,730

(ii)  Shared power to vote or to direct the vote:             0                         0

(iii) Sole power to dispose or to direct the
      disposition of:                                   351,730                 1,152,552

(iv)  Shared power to dispose or to direct the
      disposition of:                                         0                         0



                                                              Page 7 of 10 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

                    This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    (i) The shareholders or partners of each of the two funds for which Shaker Management acts as investment advisor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective funds or managed accounts in accordance with their ownership interests in the funds.

                    (ii) The shareholders, partners or principals of each of the two funds, and the managed accounts for which Shaker Investments acts as investment advisor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective funds or managed accounts in accordance with their ownership interests in the funds or managed accounts.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.      Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999            SHAKER INVESTMENTS MANAGEMENT, L.P.

                                   By:  Shaker Investments Management, LLC
                                        Its General Partner


                                        By:  /S/ David Webb
                                             ------------------------------
                                             Managing Member


Date:  February 9, 1999            SHAKER INVESTMENTS, INC.

                                   By:  /S/ David Webb
                                        ------------------------------

                                                             Page 9  of 10 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement dated November 10, 1998 by
          and among Shaker Investments  Management, L.P. and
          Shaker Investments, Inc...........................                  10